Exhibit 99.1

Perion Continues to Deliver Strong Results
with 17% Year-Over-Year Increase in Revenue
and 29% Growth in Adjusted EBITDA

The company launches WAVE, a generative AI-powered dynamic audio advertising solution

New York & Tel Aviv– November 1, 2023 – Perion Network Ltd. (NASDAQ and TASE: PERI), a global technology company whose synergistic solutions serve all major digital advertising channels - including search, social, display, and video/CTV, today reported its financial results for the third quarter ended September 30, 2023.

“Once again, our business results proved that our strategically diversified model gives us the agility to deliver continued growth,” stated Tal Jacobson, Perion’s CEO. “Despite macroeconomic headwinds, our third-quarter year-over-year revenue and adjusted EBITDA increased 17% and 29%, respectively. These results were made possible by the ability to leverage our technological capabilities and focus resources on the strongest industry verticals to achieve top-line profitability and margin expansion. Specifically, our Retail Media solutions are tracking to significantly exceed our annual revenue goal for 2023.”

 “Our diversification remains a key differentiator for Perion, powered by exceptional execution and ongoing investment in technology,” added Mr. Jacobson.

Introducing WAVE

Reaffirming its commitment to technological innovation, Perion expands its advertiser suite of solutions with the introduction of WAVE (Waveform Audio Voice Engine), a generative AI-powered dynamic audio solution that enables advertisers to generate personalized audio advertising messages at scale. The power of the solution is based on advanced algorithmic AI processing which combines first-party data with voice, reaching consumer audiences with tailored audio messages that adapt in real time to parameters such as weather, location, daypart, and many others.

"We are focused on developing technology that creates deeper and more meaningful consumer experiences," explained Mr. Jacobson. "WAVE represents our commitment to changing the game for advertisers, enabling us to tap into lucrative channels and create entirely new categories. We envision a future where every consumer interaction is customized, localized and commerce-enabled."

Albertsons is an early adopter that has seamlessly integrated WAVE into several successful campaigns and is now looking to scale the solution more broadly.

"When Perion introduced us to the AI script and voice, we were blown away. It was very hard to detect that it was an actual AI voice – right down to the nuances of how certain products are pronounced, and the annunciation. To see the machine actually learning those dialogue differences was super important to us,” said Tony Colvin, Director – Paid Media, Albertsons Companies.

WAVE is launching into the Retail vertical, adding a richer, multi-dimensional capability to each consumer touchpoint. Perion plans to quickly roll out WAVE to additional verticals, including QSR - Quick-Service Restaurants, automotive, and travel.

Third Quarter 2023 Business Highlights

●	Retail Media[1] revenue increased 112% year-over-year to $13.0 million, representing 13% of Display Advertising revenue compared to 7% last year

●	CTV revenue[2] increased 39% year-over-year to $7.9 million, representing 8% of Display Advertising revenue compared to 7% last year

●	Video revenue decreased 16% year-over-year, driven by shifting inventory from video to display to gain higher profit, representing 32% of Display Advertising revenue, compared to 44% last year

●	The number of Average Daily Searches increased by 86% year-over-year to 31.3 million. The number of Search Advertising publishers increased by 16% year-over-year to 164

1  Retail Media revenue includes all media channels, such as CTV, video and others

2 Starting in the previous quarter, we changed our methodology for measuring our CTV activity. We moved from measuring CTV campaigns to measuring CTV channels. The CTV growth trend under both methodologies remains in the same trajectory. Under our updated methodology, revenue generated from CTV in the third quarter of 2022 was $5.7 million vs. $7.4 million under the previous methodology.

Third Quarter 2023 Financial Highlights1

In millions, except per share data	Three months ended			Nine months ended
	September 30,			September 30,
	2023	2022	%	2023	2022	%
Display Advertising Revenue	$99.2	$86.8	+14%	$278.5	$236.9	+18%
Search Advertising Revenue	$86.1	$71.8	+20%	$230.5	$193.7	+19%
Total Revenue	$185.3	$158.6	+17%	$509.0	$430.6	+18%
Contribution ex-TAC (Revenue ex-TAC)[1]	$77.3	$65.0	+19%	$219.6	$180.0	+22%
GAAP Net Income	$32.8	$25.6	+28%	$78.0	$60.5	+29%
Non-GAAP Net Income[1]	$42.4	$29.9	+42%	$114.4	$75.1	+52%
Adjusted EBITDA[1]	$42.7	$33.0	+29%	$115.2	$84.1	+37%
Adjusted EBITDA to Revenue ex-TAC	55%	51%		52%	47%
Net Cash from Operations	$40.1	$34.7	+16%	$105.2	$83.9	+25%
GAAP Diluted EPS	$0.65	$0.53	+23%	$1.57	$1.27	+24%
Non-GAAP Diluted EPS[1]	$0.84	$0.61	+38%	$2.28	$1.56	+46%

Outlook for 20232

With the first three quarters of 2023 behind us, Perion reiterates its annual revenue and adjusted EBITDA guidance.

In millions	2022	2023 Guidance	YoY Growth %[3]
Revenue	$640.3	$730-$750	16%
Adjusted EBITDA	$132.4	$167+	26%
Adjusted EBITDA to Revenue	21%	23%[3]
Adjusted EBITDA to Contribution ex-TAC	49%	54%[3]

1 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA and non-GAAP Diluted EPS are non-GAAP measures. See below reconciliation of GAAP to non-GAAP measures.

2 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

3 Calculated at revenue guidance midpoint. Adjusted EBITDA year-over-year growth calculated based on $167 million.

Financial Comparison for the Third Quarter of 2023

Revenue: Revenue increased 17% to $185.3 million in the third quarter of 2023 from $158.6 million in the third quarter of 2022. Display Advertising revenue increased 14% year-over-year, accounting for 54% of total revenue, primarily due to a 112% year-over-year increase in Retail revenue to $13.0 million and a 39% year-over-year increase in CTV revenue to $7.9 million. Search Advertising revenue increased 20% year-over-year, accounting for 46% of revenue, with 86% increase in Average Daily Searches and 16% increase in the number of publishers.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $108.0 million, or 58% of revenue, in the third quarter of 2023, compared with $93.6 million, or 59% of revenue, in the third quarter of 2022. The margin expansion was primarily attributed to favorable product mix and media buying optimization through our platform.

GAAP Net Income: GAAP net income increased by 28% to $32.8 million in the third quarter of 2023 compared with $25.6 million in the third quarter of 2022.

Non-GAAP Net Income: Non-GAAP net income was $42.4 million, or 23% of revenue, in the third quarter of 2023, compared with $29.9 million, or 19% of revenue, in the third quarter of 2022. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $42.7 million, or 23% of revenue (and 55% of Contribution ex-TAC) in the third quarter of 2023, compared with $33.0 million, or 21% of revenue (and 51% of Contribution ex-TAC) in the third quarter of 2022. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the third quarter of 2023 was $40.1 million, compared with $34.7 million in the third quarter of 2022.

Net cash: As of September 30, 2023, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $523.6 million, compared with $429.6 million as of December 31, 2022.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

●	Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_Mwx-qMqNRZKyt3FCZ1XXxQ

●	Toll Free: 1-877-407-0779

●	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, non-GAAP net income and non-GAAP diluted earnings per share.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, retention and other acquisition-related expenses, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Display Advertising	$99,193	$86,779	$278,450	$236,933
Search Advertising	86,112	71,836	230,475	193,653
Total Revenue	185,305	158,615	508,925	430,586

Costs and Expenses
Cost of revenue	9,805	7,540	26,953	21,014
Traffic acquisition costs and media buy	107,981	93,625	289,338	250,555
Research and development	7,763	7,766	24,352	25,135
Selling and marketing	14,171	12,591	42,983	39,884
General and administrative	7,712	[1] 7,609	21,668	[1] 19,743
Change in fair value of contingent consideration	1,982	[1] (3,816)	16,584	[1] (3,816)
Depreciation and amortization	3,425	3,704	10,191	10,097
Total Costs and Expenses	152,839	129,019	432,069	362,612

Income from Operations	32,466	29,596	76,856	67,974
Financial income, net	6,103	1,019	14,689	2,526
Income before Taxes on income	38,569	30,615	91,545	70,500
Taxes on income	5,748	5,033	13,533	9,952
Net Income	$32,821	$25,582	$78,012	$60,548

Net Earnings per Share
Basic	$0.69	$0.57	$1.66	$1.36
Diluted	$0.65	$0.53	$1.57	$1.27

Weighted average number of shares
Basic	47,392,072	45,146,639	46,915,616	44,544,483
Diluted	50,270,296	47,997,745	49,831,190	47,560,112

1 Reflects reclassification of $3.8 million of earnout liability in 2022 that was incurred in connection with a transaction from general and administrative to change in fair value of contingent consideration.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$197,853	$176,226
Restricted cash	1,327	1,295
Short-term bank deposits	253,950	253,400
Marketable securities	71,817	-
Accounts receivable, net	142,106	160,488
Prepaid expenses and other current assets	16,641	12,049
Total Current Assets	683,694	603,458

Long-Term Assets
Property and equipment, net	3,012	3,611
Operating lease right-of-use assets	7,400	10,130
Goodwill and intangible assets, net	238,218	247,191
Deferred taxes	7,651	5,779
Other assets	75	49
Total Long-Term Assets	256,356	266,760
Total Assets	$940,050	$870,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$139,476	$155,854
Accrued expenses and other liabilities	33,759	37,869
Short-term operating lease liability	3,940	3,900
Deferred revenue	1,530	2,377
Short-term payment obligation related to acquisitions	71,464	34,608
Total Current Liabilities	250,169	234,608

Long-Term Liabilities
Payment obligation related to acquisition	-	33,113
Long-term operating lease liability	4,415	7,580
Other long-term liabilities	12,023	11,783
Total Long-Term Liabilities	16,438	52,476
Total Liabilities	266,607	287,084

Shareholders' equity
Ordinary shares	409	398
Additional paid-in capital	526,399	513,534
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(1,161)	(582)
Retained earnings	148,798	70,786
Total Shareholders' Equity	673,443	583,134
Total Liabilities and Shareholders' Equity	$940,050	$870,218

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income	$32,821	$25,582	$78,012	$60,548
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,425	3,704	10,191	10,097
Stock-based compensation expense	4,425	3,236	10,927	8,365
Foreign currency translation	22	(64)	9	(238)
Accrued interest, net	(2,208)	(825)	(4,239)	(2,006)
Deferred taxes, net	(1,257)	1,575	(1,733)	1,327
Accrued severance pay, net	(187)	(831)	(462)	(328)
Gain from sale of property and equipment	(5)	(5)	(22)	(10)
Net changes in operating assets and liabilities	3,059	2,300	12,563	6,194
Net cash provided by operating activities	$40,095	$34,672	$105,246	$83,949

Cash flows from investing activities
Purchases of property and equipment, net of sales	(152)	(349)	(503)	(779)
Investment in marketable securities, net of sales	597	-	(71,598)	-
Short-term deposits, net	(28,650)	31,600	(550)	(1,800)
Cash paid in connection with acquisitions, net of cash acquired	-	-	-	(9,570)
Net cash provided by (used in) investing activities	$(28,205)	$31,251	$(72,651)	$(12,149)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	150	3,147	2,338	4,441
Payments of contingent consideration	-	-	(13,256)	(9,091)
Net cash provided by (used in) financing activities	$150	$3,147	$(10,918)	$(4,650)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(103)	(110)	(18)	(288)
Net increase in cash and cash equivalents and restricted cash	11,937	68,960	21,659	66,862
Cash and cash equivalents and restricted cash at beginning of period	187,243	103,437	177,521	105,535
Cash and cash equivalents and restricted cash at end of period	$199,180	$172,397	$199,180	$172,397

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenue	$185,305	$158,615	$508,925	$430,586
Traffic acquisition costs and media buy	107,981	93,625	289,338	250,555
Contribution ex-TAC	$77,324	$64,990	$219,587	$180,031

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Income from Operations	$32,466	$29,596	$76,856	$67,974
Stock-based compensation expenses	4,425	3,236	10,927	8,365
Retention and other acquisition related expenses	401	288	658	1,518
Change in fair value of contingent consideration	1,982	(3,816)	16,584	(3,816)
Amortization of acquired intangible assets	3,017	3,295	8,972	8,896
Depreciation	408	409	1,219	1,201
Adjusted EBITDA	$42,699	$33,008	$115,216	$84,138

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Net Income	$32,821	$25,582	$78,012	$60,548
Stock-based compensation expenses	4,425	3,236	10,927	8,365
Amortization of acquired intangible assets	3,017	3,295	8,972	8,896
Retention and other acquisition related expenses	401	288	658	1,518
Change in fair value of contingent consideration	1,982	(3,816)	16,584	(3,816)
Foreign exchange gains associated with ASC-842	(83)	(80)	(280)	(824)
Revaluation of acquisition related contingent consideration	149	342	441	602
Taxes on the above items	(291)	1,067	(865)	(145)
Non-GAAP Net Income	$42,421	$29,914	$114,449	$75,144

Non-GAAP diluted earnings per share	$0.84	$0.61	$2.28	$1.56

Shares used in computing non-GAAP diluted earnings per share	50,543,534	48,873,796	50,106,425	48,112,823